EX-99.77E.

Terra Capital Investors Limited filed suit on July 9, 2004, in the Eastern Caribbean Supreme Court for the British Virgin Islands against CWVF International Equity Fund for payment under a capital subscription agreement. The amount claimed (representing one capital call) is $21,978, plus interest and costs. The Fund is seeking arbitration to resolve the dispute. The Fund believes that it has a strong equitable defense to not pay the remaining capital commitment.